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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-24498

Diamond Hill Investment Group, LLC
(formerly Diamond Hill Investment Group, Inc.)*

(Exact name of registrant as specified in its charter)

325 John H. McConnell Blvd., Suite 200
Columbus, Ohio 43215
(614) 255-3333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, no par value

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common shares, no par value: One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Diamond Hill Investment Group, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DIAMOND HILL INVESTMENT GROUP, LLC

Date: May 4, 2026	By: /s/ David P. O’Connor
Name: David P. O’Connor
Title: General Counsel and Secretary

* On December 10, 2025, Diamond Hill Investment Group, LLC (formerly known as Diamond Hill Investment Group, Inc.), an Ohio limited liability company (recently converted from an Ohio corporation) (“DHIL”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with First Eagle Investment Management, LLC, a Delaware limited liability company (“First Eagle”), and Soar Christopher Holdings, Inc., an Ohio corporation and a wholly owned subsidiary of First Eagle (“Merger Sub”).  On April 22, 2026, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into DHIL (the “Merger”), with DHIL surviving the Merger as a wholly owned subsidiary of First Eagle.
SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires August 31, 2026